EXHIBIT 99.32

Fortuna Announces Mill Start-Up at its San Jose Mine in Oaxaca, Mexico

August 10, 2011: Fortuna Silver Mines Inc. (TSX: FVI / Lima Stock Exchange: FVI) is pleased to announce that the processing plant  at its 100% owned San Jose silver – gold mine has been in operation since July 15, 2011. The mill is in a balancing phase which is expected to continue through the month of August with intermittent silver-gold concentrate production.  Commercial production will be declared when operating performance is within 80% of design parameters for throughput and recovery. The start-up and balancing phase to date has been progressing as planned and Management anticipates commercial production to commence on September 1, 2011.

Ore being run through the mill during the balancing phase is being sourced from the 46,000 tonne development ore stockpile grading 124 g/t silver and 1.15 g/t gold. The size of the stockpile can sustain over a month of production at the initial design rate of 1,000 tpd.

Mine production on stopes K, L and M is being conducted according to mine plan to support the initial 1,000 tpd throughput.  The San Jose mine is expected to produce 520,000 ounces of silver and 4,600 ounces of gold in 2011 and 1.7 million ounces of silver and 15,000 ounces of gold in 2012 at an estimated cash cost per silver ounce of US$5.04, net of by-products.

Jorge Ganoza, President and CEO, commented, “Our management team and contractors at San Jose have performed superbly delivering construction and commissioning on time and on budget.  The advancement of the San Jose project from early stage exploration to production attests for the organization’s commitment to grow Fortuna into a leading silver miner in Latin America.  Start-up of the San Jose mine is a milestone for Fortuna as we now have two operating silver mines in the two largest silver producing countries in the world.”

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2
Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of the time of commencement, commissioning and full production, future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.